UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

November 20, 2001

Ms. Janet L. Fisher, Esq.
Cleary, Gottlieb, Steen & Hamilton
The Citigroup Center
153 East 53rd Street
New York, NY 10022

Re: Pharmaceutical BOXES
File No. TP 02-22

Dear Ms. Fisher:

In your letter dated November 20, 2001, as supplemented by conversations with the staff, you request exemptions from Rules 10a-1 and 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act"). You seek this exemption on behalf of Morgan Stanley Dean Witter & Co. ("MSDW"), the Philadelphia Stock Exchange, Inc. ("Phlx"), the Pharmaceutical Basket Opportunity Exchangeable Securities series ("BOXES") and other persons or entities engaging in market transactions in BOXES on the Phlx.[1] We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

The requested 10a-1 and 14e-5 exemptions have been granted previously in connection with the trading of the BOXES on the American Stock Exchange LLC.[2] Now that the BOXES have received listing approval for the Phlx, the relief afforded in the TP 01-156 Letter is extended to cover trading of the BOXES on the Phlx, as described in that letter and subject to the same limitations and conditions.

The foregoing exemptions under Rules 10a-1 and 14e-5 are based solely on your representations and the facts presented, and are strictly limited to the application of these rules to the proposed transactions. In the event that any material change occurs with respect to any of the facts or representations you have made, such transactions should be discontinued, pending our reconsideration. Moreover, the foregoing exemptions from Rules 10a-1 and 14e-5 are subject to

[1] The Commission has approved the listing of BOXES on the Phlx. See Securities and Exchange Act Release Nos. 34-45082 & 34-45083, November 19, 2001.

[2] See letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Janet L. Fisher, Cleary, Gottlieb, Steen & Hamilton, dated November 9, 2001, File No. TP 01-156 ("TP 01-156 Letter").

the condition that such transactions in BOXES, any Underlying Stock, or any related securities, are not made for the purpose of creating actual or apparent active trading in, or raising or otherwise affecting the price of, such securities.

These exemptions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal and state securities laws rests with those individuals relying on this exemption. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

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November 20, 2001

Confidential Treatment Requested by Morgan Stanley Dean Witter & Co.

Mr. James A. Brigagliano
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
Mail Stop 10-1
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Exemptive, Interpretive or No-Action Relief from Rules 10a-1 and 14e-5 under the Securities Exchange Act of 1934

Dear Mr. Brigagliano:

Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter"), by its undersigned counsel, hereby supplements its request for relief[1] from Rules 10a-1 and 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with market transactions in its Pharmaceutical Basket Opportunity eXchangeablE Securities℠, or "Pharmaceutical BOXES℠"[2] (the "BOXES"), to include a request for such relief on behalf of The Philadelphia Stock Exchange, Inc. (the "Phlx") and members or member organizations of the

[1] Such request was made pursuant to a letter dated November 7, 2001 from the undersigned counsel to the addressee of this letter (the "Request Letter").

[2] "Basket Opportunity eXchangeablE Securities," "BOXES" and "Pharmaceutical BOXES" are service marks of Morgan Stanley Dean Witter.

Phlx.[3] Morgan Stanley Dean Witter understands that such relief, if granted, would apply only to the transactions described in the Request Letter and would be conditioned on the continuing accuracy of the facts and representations contained in the Request Letter and on the additional conditions contained in the reply thereto dated November 9, 2001 of the Staff of the Division of Market Regulation of the Securities and Exchange Commission.

*   *   *

Pursuant to 17 C.F.R. § 200.81(b), we respectfully request confidential treatment of this request and of the Commission's response hereto for a period of 120 days after the date of the Commission's response or until such earlier date as the Commission is advised that all of the information in this letter has been made public. This request is made on behalf of Morgan Stanley Dean Witter for the reason that certain facts set forth in this letter have not been made public.

If you determine that you are unable to render the advice that we have requested, we would appreciate the opportunity to discuss our request with the staff prior to the issuance of a written response to this letter. We are available at your convenience to meet in person or by telephone for this purpose. Please contact the undersigned at 917-369-8921 or James McMullin of this office at 917-369-8860 if you have any questions.

Very truly yours,

Janet L. Fisher

cc: Larry E. Bergmann, Esq.,
Senior Associate Director, Securities and Exchange Commission
Richard M. Bayus, II, Esq.,
Securities and Exchange Commission
John G. Saia, Esq.,
Special Counsel, Securities and Exchange Commission
Martin M. Cohen, Esq., Morgan Stanley Dean Witter
Georgia Bullitt, Esq., Morgan Stanley Dean Witter
James F. McMullin, Esq., Cleary, Gottlieb, Steen & Hamilton

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[3] The Phlx plans to list the Pharmaceutical BOXES pursuant to Rule 19b-4(e)(1) under the Exchange Act. The Phlx received approval to list BOXES under Rule 19b-4(e)(1) pursuant to Release Nos. 34-45082 (November 19, 2001) and 34-45083 (November 19, 2001).